4Q13

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 489 BILLION FOR THE FOURTH QUARTER OF 2013 (COP 574 PER SHARE - USD 1.19 PER ADR), WHICH REPRESENTS AN INCREASE OF 51% COMPARED TO THE SAME QUARTER LAST YEAR.

•	The bank showed a strong and healthy growth in assets during 4Q13. Bancolombia’s assets grew 15.1% during the quarter and 33.6% during 2013. The annual growth was explained 14.6% by the contribution of Banistmo (formerly HSBC Panama) and 19% by the organic growth of the existing operation before the consolidation of Banistmo.

•	Past due loans as a percentage of total loans remain low in 4Q13. 30 days (or more) past due loans as a percentage of total gross loans were 2.9%. Net provision charges for past due loans and foreclosed assets totaled COP 273 billion, which represents 1.30% of gross loans when annualized, an improvement compared to the 1.50% reported in 3Q13 and the 1.99% in 4Q12.

•	Loan portfolio coverage remains at high levels. At the end of 4Q13, the ratio between allowances for loans losses and 30-days past due loans was 157%, indicating that Bancolombia has sufficient reserves to maintain its business operation and has a strong and healthy balance.

•	The bank improved its liquidity position. Deposits grew 20percent during 4Q13 and 35% during 2013 and the ratio of net loans to deposits ended at 94%. This annual growth was explained, 17% by the contribution of Banistmo (formerly HSBC Panama) and 19% by the organic growth of the existing operation before consolidation Banistmo. The weighted cost of deposits at the end of 4Q13 was 2.6%, less than the 2.7% reported in 3Q13 and the 3.3% in 4Q12.

March 17, 2014. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 2013.

For the quarter ended on December 31, 2013 (“4Q13”), Bancolombia reported consolidated net income of COP 489 billion, or COP 574 per share - USD 1.19 per ADR, which represents an increase of 51% as compared to the results for the quarter ended on September 30, 2013 (“3Q13”) and an increase of 4.5% as compared to the results for the quarter ended on December 31, 2012 (“4Q12”).

Bancolombia ended 4Q13 with COP 130,816 billion in assets, 15.1% higher than those at the end of 3Q13 and 33.6% greater than those at the end of 4Q12. At the same time, liabilities totaled COP 118,323 billion, increasing 16.4% as compared to the figure presented in 3Q13 and 37.1% as compared to 4Q121.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended December 31, 2013. The statements of income for the quarter ended December 31, 2013 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate January 1, 2014 $$1.926,83 = US$ 1

1

4Q13

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	4Q12	3Q13	4Q13	4Q13/3Q13	4Q13/4Q12
ASSETS
Loans and financial leases, net	66,739,040	74,727,617	85,394,012	14.27%	27.95%
Investment securities, net	12,554,311	14,523,348	13,805,790	-4.94%	9.97%
Other assets	18,623,029	24,417,371	31,616,439	29.48%	69.77%
Total assets	97,916,380	113,668,336	130,816,241	15.09%	33.60%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	64,158,720	72,013,506	86,556,579	20.19%	34.91%
Non-interest bearing	9,798,874	9,217,936	14,680,487	59.26%	49.82%
Interest bearing	54,359,846	62,795,570	71,876,092	14.46%	32.22%
Other liabilities	22,150,705	29,655,143	31,766,816	7.12%	43.41%
Total liabilities	86,309,425	101,668,649	118,323,395	16.38%	37.09%
Shareholders' equity	11,606,955	11,999,687	12,492,846	4.11%	7.63%
Total liabilities and shareholders' equity	97,916,380	113,668,336	130,816,241	15.09%	33.60%

Interest income	2,034,208	1,979,128	2,151,683	8.72%	5.77%
Interest expense	794,120	758,928	803,137	5.83%	1.14%
Net interest income	1,240,088	1,220,200	1,348,546	10.52%	8.75%
Net provisions	(334,677)	(289,233)	(272,919)	-5.64%	-18.45%
Fees and income from service, net	494,479	460,540	525,018	14.00%	6.18%
Other operating income	196,251	217,172	257,790	18.70%	31.36%
Total operating expense	(1,054,978)	(1,143,502)	(1,207,369)	5.59%	14.44%
Goodwill amortization	(11,165)	(12,745)	(38,335)	200.78%	243.35%
Non-operating income, net	6,135	(4,687)	20,061	528.01%	226.99%
Income tax expense	(68,371)	(123,820)	(144,052)	16.34%	110.69%
Net income	467,762	323,925	488,740	50.88%	4.48%

PRINCIPAL RATIOS		Quarter		As of
	4Q12	3Q13	4Q13	Dec-12	Dec-13
PROFITABILITY
Net interest margin (1)	6.28%	5.27%	5.33%	6.49%	5.48%
Return on average total assets (2)	1.97%	1.16%	1.56%	1.92%	1.37%
Return on average shareholders´ equity (3)	16.47%	10.95%	15.97%	15.97%	12.76%
EFFICIENCY
Operating expenses to net operating income	55.22%	60.92%	58.45%	56.19%	59.75%
Operating expenses to average total assets	4.49%	4.15%	3.99%	4.69%	4.19%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.85%	10.56%	9.55%	11.85%	9.55%
Technical capital to risk weighted assets	15.77%	15.30%	10.61%	15.77%	10.61%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.24	0.80	1.19
Net income per share $COP	549.13	380.27	573.75
P/BV ADS (4)	2.16	1.95	1.61
P/BV Local (5) (6)	2.20	1.91	1.62
P/E (7)	13.55	17.83	10.34
ADR price (8)	66.58	57.54	49.02
Common share price (8)	30,000	26,900	23,820
Shares outstanding (9)	851,827,000	851,827,000	851,827,000
USD exchange rate (quarter end)	1,768.23	1,908.29	1,926.83

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

4Q13

1.	BALANCE SHEET

1.1.	Assets

As of December 31, 2013, Bancolombia’s assets totaled COP 130,816 billion, which represents an increase of 15.1% compared to 3Q13 and an increase of 33.6% compared to 4Q12.

The annual growth of the assets was explained 14.6% by the contribution of Banistmo and 19% by the organic growth of the existing operation before the consolidation of Banistmo. It is highlighted the growth of loans and finance leases, which represented 65% of the assets at the end of 4Q13.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1926,83 COP)		4Q13/3Q13	4Q13/4Q12		4Q13/3Q13	4Q13/4Q12		4Q13/3Q13	4Q13/4Q12		4Q13/3Q13	4Q13/4Q12
Net investment securities	10,060,478	3.07%	-0.51%	3,745,312	-21.36%	53.35%	1,943,769	-21.36%	40.73%	13,805,790	-4.94%	9.97%
Gross Loans	61,527,941	1.26%	14.54%	27,931,601	58.19%	71.65%	14,496,142	58.19%	57.52%	89,459,542	14.08%	27.82%
Commercial loans	33,788,752	-0.78%	13.07%	18,574,767	37.48%	47.63%	9,640,065	37.48%	35.48%	52,363,519	10.09%	23.31%
Consumer loans	12,075,048	2.61%	14.51%	4,526,842	92.84%	122.42%	2,349,373	92.84%	104.11%	16,601,890	17.62%	31.96%
Small business loans	391,309	6.98%	28.83%	125,458	353.38%	306.71%	65,111	353.38%	273.23%	516,767	31.34%	54.45%
Mortgage loans	6,616,309	5.78%	27.22%	3,679,621	338.64%	386.01%	1,909,676	338.64%	346.00%	10,295,930	45.14%	72.81%
Finance lease	8,656,523	4.06%	11.22%	1,024,913	9.94%	18.21%	531,917	9.94%	8.48%	9,681,436	4.7%	11.9%
Allowance for loan losses	(3,392,580)	1.16%	15.87%	(672,950)	100.51%	109.22%	(349,252)	100.51%	92.00%	(4,065,530)	10.20%	25.11%
Net total loans and fin. leases	58,135,361	1.27%	14.47%	27,258,651	57.37%	70.89%	14,146,889	57.37%	56.83%	85,394,012	14.27%	27.95%
Operating leases, net	2,825,245	3.32%	35.16%	93,936	2.48%	-7.64%	48,752	2.48%	-15.24%	2,919,181	3.29%	33.18%
Total assets	88,861,014	6.56%	9.30%	41,955,641	38.56%	152.49%	21,774,438	38.56%	131.71%	130,816,655	15.09%	33.60%
Total deposits	63,101,253	8.25%	20.04%	23,455,326	70.92%	102.31%	12,173,013	70.92%	85.65%	86,556,579	20.19%	34.91%
Total liabilities	77,553,432	7.50%	9.23%	40,766,617	38.08%	166.28%	21,157,350	38.08%	144.36%	118,320,049	16.38%	37.09%

The most relevant aspects regarding the evolution of the loan portfolio during 4Q13 were:

•         The growth of commercial, consumer and mortgage loans in Colombia during 4Q13 indicates a sustained credit demand.

•         Net loans in USD correspond to loans originated in Colombia (USD 4,321 million, 30%), El Salvador (USD 2,661 million, 19%), Panamá (USD 6,878 million, 48%), and other countries (USD 421 million, 3%). USD denominated loans represented 32% of total loans as of 4Q13.

•         COP depreciated 1.0% versus USD during 4Q13 and 9.0% during 2013.

•         Mortgage loans denominated in COP presented a dynamic performance. The dynamism of mortgage lending in Colombia is explained by the lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador and Panama represented 36% of the mortgage loans at the end of 4Q13.

•         Financial leases, of which 89% are denominated in COP, increased 4.7% during the quarter and 11.9% as compared to 4Q12. Operating leases, net of depreciation, increased 3.3% during 4Q13 and 33.2% in the last 12 months. These two products are mainly used by enterprises in order to finance equipment, commercial real estate and commercial vehicles.

When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy (see table below), it becomes clear that commercial loans led the growth during 4Q13, as they increased 12.1% with respect to 3Q13, in part by the consolidation of the commercial loan portfolio of Banistmo. The organic increase is explained by the credit demand for business investment. This is the segment that contributes the most to the nominal growth of the total loan book. Consumer and SMEs loans increased 11.7% when compared with 3Q13, which indicates a sustained credit demand under strict underwriting criteria.

3

4Q13

Total reserves (allowances in balance sheet) for loan losses increased by 10.2% during 4Q13 and totaled COP 4,066 billion, or 4.5% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth		% of Total	% of
(COP million)	Dec-12	Sep-13	Dec-13	4Q13/3Q13	4Q13/4Q12	loans	Category
CORPORATE
Working capital loans	30,493,677	34,072,869	33,992,771	-0.24%	11.47%	38.00%	82.28%
Funded by domestic development banks	261,701	417,679	489,798	17.27%	87.16%	0.55%	1.19%
Trade Financing	2,215,613	2,076,044	6,706,315	223.03%	202.68%	7.50%	16.23%
Overdrafts	103,434	239,602	80,023	-66.60%	-22.63%	0.09%	0.19%
Credit Cards	35,619	42,252	42,406	0.36%	19.05%	0.05%	0.10%
TOTAL CORPORATE	33,110,044	36,848,446	41,311,313	12.11%	24.77%	46.18%	100.00%
RETAIL AND SMEs
Working capital loans	8,426,695	9,534,830	9,666,234	1.38%	14.71%	10.81%	34.31%
Personal loans	6,820,922	7,850,183	9,573,141	21.95%	40.35%	10.70%	33.98%
Loans funded by domestic development banks	863,025	1,086,850	1,319,245	21.38%	52.86%	1.47%	4.68%
Credit Cards	3,672,766	4,041,083	4,548,670	12.56%	23.85%	5.08%	16.15%
Overdrafts	223,550	315,850	251,724	-20.30%	12.60%	0.28%	0.89%
Automobile loans	2,155,547	2,284,997	2,577,704	12.81%	19.58%	2.88%	9.15%
Trade Financing	108,363	110,153	234,145	112.56%	116.07%	0.26%	0.83%
TOTAL RETAIL AND SMEs	22,270,868	25,223,946	28,170,863	11.68%	26.49%	31.49%	100.00%
MORTGAGE	5,957,824	7,093,610	10,295,930	45.14%	72.81%	11.51%	100.00%
FINANCIAL LEASES	8,649,943	9,250,968	9,681,436	4.65%	11.92%	10.82%	100.00%
Total loans and financial leases	69,988,679	78,416,970	89,459,542	14.08%	27.82%	100.00%	100.00%
Allowance for loan losses	(3,249,639)	(3,689,353)	(4,065,530)	10.20%	25.11%
Total loans and financial leases, net	66,739,040	74,727,617	85,394,012	14.27%	27.95%

1.3.	Investment Portfolio

As of December 31, 2013, Bancolombia’s net investment portfolio totaled COP 13,806 billion, 4.9% lower than that reported in 3Q13 and 10.0% higher when compared to that reported in 4Q12. The investment portfolio consisted primarily of debt investment securities, which represented 88% of Bancolombia’s total investments and 9% of assets at the end of 4Q13. Investments denominated in USD totaled USD 1,944 million and represented 27% of the investment portfolio.

Additionally, the Bank had COP 952 billion in net mortgage backed securities, which represented 6.9% of the investment portfolio.

After the loss in value in the securities portfolio in 2Q13 because of the expectations of a reduction in the monetary stimulus in the U.S., Bancolombia's strategy focused on reducing volatility and duration of the portfolio in order to minimize the impact on the bank's results. At the end of 4Q13, the portfolio of investments in debt securities had a duration of 15.3 months and a yield to maturity of 4.1%.

1.4.	Goodwill

As of 4Q13, Bancolombia’s goodwill totaled COP 3,589 billion, increasing 525.7% compared to the amount reported in 3Q13 and 528.2% compared to 4Q12. This variation is explained by the acquisition of Banistmo which generated goodwill of approximately 1.500 million USD. Under COL GAAP, goodwill is amortized within a maximum period of 20 years.

4

4Q13

1.5.	Funding

As of December 31, 2013, Bancolombia’s liabilities totaled COP 118,323 billion, increasing 16.4% compared to 3Q13 and 37.1% compared to 4Q12.

Deposits totaled COP 86,557 billion (or 73% of liabilities) at the end of 4Q13, increasing 20% during the quarter and 35% over the last 12 months. The annual growth of the deposits was explained 17% by the contribution of Banistmo and 19% by the organic growth of the bank. The higher growth rate in deposits against net loans led the bank to a better liquidity position, where net loans to deposits ratio (including borrowings from domestic development banks) was 94% at the end of 4Q13, decreasing compared to the 98% reported in 3Q13, and the 104% reported in 4Q12.

Bancolombia´s funding strategy is meant to improve the liquidity position and to encourage non interest bearing checking accounts and savings accounts, and reduce the proportion of time deposits.. This strategy allowed the bank to reduce the cost on deposits during the quarter. The ultimate goal is to defend the net interest margin.

Funding mix
COP Million	4Q12		3Q13		4Q13
Checking accounts	11,298,901	14%	11,664,539	12%	16,784,933	15%
Saving accounts	27,113,914	33%	29,406,525	30%	34,649,764	31%
Time deposits	24,767,489	30%	30,227,429	31%	34,058,452	30%
Other deposits	978,416	1%	715,013	1%	1,063,430	1%
Long term debt	12,059,219	15%	12,331,172	13%	12,328,275	11%
Loans with banks	5,316,443	7%	12,509,301	13%	13,632,894	12%
Total Funds	81,534,382	100%	96,853,979	100%	112,517,748	100%

At the end of 4Q13, Bancolombia had outstanding bonds for USD 3,740 million in international markets and for COP 5,122 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q13 was COP 12,493 billion, increasing 7.6% or COP 886 billion, with respect to the 11,607 billion reported at the end of 4Q12.

Bancolombia’s capital adequacy ratio was 10.61%, 469 basis points below the 15.3% for 3Q13 and 516 basis points below the 15.77% at the end of 4Q12. This annual decrease in the capital adequacy was due to the implementation in Colombia of a new capital regulation for banks, which increased deductions from the tier 1 calculation.

Bancolombia’s capital adequacy ratio was 161 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 5.8%, 131 basis points above the regulatory minimum of 4.5% . The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 6.5% at the end of 4Q13.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q12[3]	%	3Q13%		4Q13%
Basic capital (Tier I)	9,070,487	10.39%	9,522,134	10.12%	6,207,425	5.81%
Additional capital (Tier II)	4,694,203	5.38%	4,873,451	5.18%	5,124,336	4.80%
Technical capital (1)	13,764,690		14,395,585		11,331,761
Risk weighted assets included market risk	87,262,916		94,070,332		106,826,579
CAPITAL ADEQUACY (2)	15.77%		15.30%		10.61%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

(3) Capital adequacy ratios for 3Q12 and 2Q13 are calculated according to the capital rules existing until August 2013

5

4Q13

2.	INCOME STATEMENT

Net income totaled COP 489 billion in 4Q13, or COP 574 per share - USD 1.19 per ADR, which represents an increase of 51.0% compared to 3Q13 and 4.5% compared to 4Q12. Bancolombia’s annualized ROE was 16% for 4Q13, and 12.8% for 2013.

2.1.	Net Interest Income

Net interest income totaled COP 1,349 billion in 4Q13, 10.5% higher than that reported in 3Q13, and 8.7% higher than the figure for 4Q12. The annual increase in net interest income was driven by the larger size of the loan portfolio, although it was overshadowed by the return on investments during the year, which decreased 50.8% compared to the 4Q12.

During 4Q13, the investment portfolio continued its path of recovery from the losses posted in 2Q13, generating USD 99 billion. The strategy for the last quarters has been maintaining low the volatility and duration of the portfolio.

Net Interest Margin

The annualized net interest margin kept compressing during 4Q13, in line with the trend seen since the end of 4Q12, reaching 5.3% in 4Q13.

The annualized net interest margin for investments was 0.1% due to lower yields on debt securities of the Colombian government and the annualized net interest margin of the loan portfolio, financial leases, overnight funds and interbank loans was 6.0%, negatively impacted by lower interest rates, the change in the composition of the portfolio by type of client, where the corporate credit became more important within the overall portfolio, and the consolidation of Banistmo’s assets denominated in USD Banistmo, in which net interest margin is lower.

Annualized Interest
Margin	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Loans' Interest margin	6.7%	6.8%	7.0%	7.1%	6.9%	6.6%	6.4%	6.2%	6.0%
Debt investments' margin	1.2%	4.1%	4.1%	4.0%	2.9%	8.0%	-5.1%	-0.4%	0.1%
Net interest margin	5.9%	6.5%	6.6%	6.6%	6.3%	6.8%	4.7%	5.3%	5.3%

The funding cost decreased during 4Q13 due to the rate cuts and management of the liabilities structure. Savings and checking accounts slightly increased their share during the quarter, and the annualized average weighted cost of deposits was 2.6% in 4Q13, decreasing compared to the 2.7% for 3Q13 and the 3.3% for 4Q12.

Average weighted
funding cost	3Q12	2Q13	3Q13
Checking accounts	0.24%	0.26%	0.24%
Time deposits	5.55%	4.74%	4.42%
Saving accounts	2.86%	2.22%	2.03%
Total deposits	3.47%	2.87%	2.69%
Long term debt	6.59%	6.06%	6.12%
Loans with banks	5.18%	4.32%	3.27%
Total funding cost	4.12%	3.45%	3.21%

6

4Q13

2.2.	Fees and Income from Services

During 4Q13, net fees and income from services totaled COP 525 billion, 14.0% higher than those reported in 3Q13 and 6.2% higher compared to those reported in 4Q12. Fees from credit and debit cards increased 32.1% compared to 3Q13 due to higher volume of transactions and the incorporation of this type of income generated for Banistmo in the last two months of the year. Fees from banking services decreased 14.9% compared to 3Q13 because in 4Q13 there was not income from advisory services in structuring capital markets operations, and decreased 15.6% compared to 4Q12; this line includes fees from insurance distribution throughout the distribution networks in Colombia and in El Salvador. Fees from brokerage services increased 10.5% in 4Q13 as compared to 3Q13 and decreased 29.0% as compared to those in 4Q12, explained by seasonality of business.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2013
(COP millions)	Dec-12	Dec-13	Growth	Market Share
Bancolombia VISA	425,879	454,068	6.62%	4.99%
Bancolombia Mastercard	464,266	598,727	28.96%	6.58%
Bancolombia American Express	641,445	687,433	7.17%	7.55%
Total Bancolombia	1,531,590	1,740,228	13.62%	19.12%
Colombian Credit Card Market	8,425,638	9,102,320	8.03%

CREDIT CARD MARKET SHARE			%	2013
(Outstanding credit cards)	Dec-12	Dec-13	Growth	Market Share
Bancolombia VISA	2,537,429	2,842,025	12.00%	7.51%
Bancolombia Mastercard	2,995,373	3,504,939	17.01%	9.26%
Bancolombia American Express	3,724,676	4,013,749	7.76%	10.60%
Total Bancolombia	9,257,478	10,360,713	11.92%	27.37%
Colombian Credit Card Market	33,878,386	37,860,903	11.76%
Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 258 billion in 4Q13, 18.7% higher than that in 3Q13, and 31.4% higher than in 4Q12. Income from foreign exchange gains and derivatives denominated in foreign currencies increased in the quarter due to the net effect of the active and passive positions the bank had in foreign currency.

During 4Q13 the bank received 8.4 billion in dividends from companies in which Bancolombia and its subsidiaries have interests, especially from Sura Asset Management (COP 3.9 billion) and Bolsa de Valores de Colombia (COP 1 billion).

Revenues aggregated in the communication, rent and others line totaled COP 121.4 billion in 4Q13, which is 1.45% lower as compared to 3Q13 and 7.62% higher as compared to those in 4Q12. This line includes revenues from commercial discounts and operating leases payments, which have increased as the operating leasing business grows.

7

4Q13

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The quality of the loan portfolio showed a slight deterioration in 4Q13 due to the incorporation of Banistmo’s assets that under Colombian rule resulted in an increase in the past due loans. Colombian standards consider those loans overdue more than 30 days as delinquent while Panamanian law considers them past due after 90 days or more. Thus, past due loans (those that are overdue for more than 30 days) totaled COP 2.597 billion at the end of 4Q13, representing 2.9% of total gross loans for 4Q13, and increasing compared to the 2.7% reported in 3Q13 and the 2.6% reported in 4Q12. Charge-offs totaled COP 282 billion in 4Q13.

The coverage measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 157% at the end of 4Q13, decreasing with respect to the 175% of 3Q13 and the 177% of 4Q12. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 111% at the end of 4Q13, decreasing with respect to the 120% reported in 3Q13 and the 117% reported in 4Q12. These reductions are explained by the consolidation of Banistmo.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 775 billion in 4Q13, which represented 1.0 % of the loan portfolio at the beginning of the quarter, increasing with respect to the COP 144 billion in 4Q12. The loan portfolio of Banistmo that under Colombian rule is considered overdue explains COP 562 billion deterioration presented during the quarter.

Provision charges (net of recoveries) totaled COP 273 billion in 4Q13. Provisions as a percentage of the average gross loans were 1.3% for 4Q13 and 1.59% for 2013.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 4,066 billion, or 4.54% of total loans at the end of 4Q13. This proportion decreased with respect to the 4.70% presented at the end of 3Q13, and with respect to the 4.64% for 4Q12.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Dec-12	Sep-13	Dec-13	4Q13/3Q13	4Q13/4Q12
Total performing past due loans (1)	604,375	692,137	967,194	39.74%	60.03%
Total non-performing past due loans	1,228,327	1,411,940	1,630,027	15.45%	32.70%
Total past due loans	1,832,702	2,104,077	2,597,221	23.44%	41.72%
Allowance for loans interest losses	3,249,639	3,689,353	4,065,530	10.20%	25.11%
Past due loans to total loans	2.62%	2.68%	2.90%
Non-performing loans as a percentage of total loans	1.76%	1.80%	1.82%
“C”, “D” and “E” loans as a percentage of total loans	3.96%	3.91%	4.11%
Allowances to past due loans (2)	177.31%	175.34%	156.53%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	117.35%	120.33%	110.54%
Allowance for loan losses as a percentage of non-performing loans (2)	264.56%	261.30%	249.41%
Allowance for loan losses as a percentage of total loans	4.64%	4.70%	4.54%
Percentage of performing loans to total loans	98.24%	98.20%	98.18%

(1) "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.
8

4Q13

PDL Per Category (30 days)
	% de la cartera total	4Q12	3Q13	4Q13
Commercial loans	58.53%	1.48%	1.55%	1.75%
Consumer loans	18.56%	4.80%	4.80%	4.73%
Microcredit	0.58%	9.32%	10.30%	9.89%
Mortgage loans	11.51%	6.86%	6.13%	6.22%
Finance lease	10.82%	1.84%	2.31%	2.09%
PDL TOTAL	100.00%	2.62%	2.68%	2.90%

PDL Per Category (90 days)
	% de la cartera total	4Q12	3Q13	4Q13
Commercial loans	58.53%	1.16%	1.09%	1.13%
Consumer loans	18.56%	2.55%	2.42%	2.30%
Microcredit	0.58%	5.81%	7.27%	6.52%
Mortgage loans	11.51%	2.97%	2.81%	2.39%
Finance lease	10.82%	1.36%	1.33%	1.28%
TOTAL LOAN PORTFOLIO	100.00%	1.62%	1.54%	1.54%

LOANS AND FINANCIAL LEASES CLASSIFICATION
( COP millions)	4Q12		3Q13		4Q13
¨A¨ Normal	65,453,223	93.52%	73,087,284	93.20%	82,576,481	92.31%
¨B¨ Subnormal	1,766,262	2.52%	2,263,565	2.89%	3,205,115	3.58%
¨C¨ Deficient	1,179,600	1.69%	1,292,074	1.65%	1,590,505	1.77%
¨D¨ Doubtful recovery	948,051	1.35%	1,045,062	1.33%	1,213,257	1.36%
¨E¨ Unrecoverable	641,543	0.92%	728,985	0.93%	874,184	0.98%
Total	69,988,679	100.00%	78,416,970	100.00%	89,459,542	100.00%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.96%		3.91%		4.11%

2.5.	Operating Expenses

During 4Q13, operating expenses totaled COP 1,207 billion, increasing 5.6% with respect to 3Q13 and 14.4% with respect to 4Q12.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 393 billion in 4Q13, decreasing 2.5 % as compared to 3Q13 and 3.0% as compared to 4Q12. This reduction is explained by lower bonuses payments as well as the little growth in the number of employees

During 4Q13, administrative expenses totaled COP 660 billion, increasing 14.3% as compared to 3Q13 and 24.8% as compared to 4Q12. This variation during the year is mainly explained by the costs of integration of Banistmo, higher rent expenses, higher taxes (other than income tax), higher amortization of capitalized expenses and higher expenses for maintenance of fixed assets.

Depreciation expenses totaled COP 119 billion in 4Q13, increasing 7.0% as compared to 3Q13 and 32.1% as compared to 4Q12. The increase in this type of expense is explained by the increase of operating leases from Leasing Bancolombia whose assets given on lease are depreciated.

At the end of 4Q13, Bancolombia had 28,759 employees, 1,090 branches and 4,310 ATMs.

9

4Q13

3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 9 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Simon Botero (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

10

4Q13

BALANCE SHEET
(COP million)	Dec-12	Sep-13	Dec-13	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	7,144,015	8,439,492	11,427,441	35.40%	59.96%	8.74%
Overnight funds and interbank loans	1,025,082	4,267,357	3,981,205	-6.71%	288.38%	3.04%
Total cash and equivalents	8,169,097	12,706,849	15,408,646	21.26%	88.62%	11.78%
Debt securities	11,432,214	13,288,857	12,136,179	-8.67%	6.16%	9.28%
Trading	6,492,812	8,114,463	6,537,697	-19.43%	0.69%	5.00%
Available for Sale	1,456,042	1,555,171	1,803,144	15.95%	23.84%	1.38%
Held to Maturity	3,483,360	3,619,223	3,795,338	4.87%	8.96%	2.90%
Equity securities	1,136,256	1,241,511	1,680,237	35.34%	47.87%	1.28%
Trading	327,091	412,532	411,987	-0.13%	25.95%	0.31%
Available for Sale	809,165	828,979	1,268,250	52.99%	56.74%	0.97%
Allowance for impairment	-14,159	-7,020	-10,626	51.37%	-24.95%	-0.01%
Net investment securities	12,554,311	14,523,348	13,805,790	-4.94%	9.97%	10.55%
Commercial loans	42,465,660	47,563,831	52,363,519	10.09%	23.31%	40.03%
Consumer loans	12,580,661	14,115,106	16,601,890	17.62%	31.96%	12.69%
Small business loans	334,591	393,456	516,767	31.34%	54.45%	0.40%
Mortgage loans	5,957,824	7,093,609	10,295,930	45.14%	72.81%	7.87%
Financial leases	8,649,943	9,250,968	9,681,436	4.65%	11.92%	7.40%
Allowance for loan and financial lease losses	-3,249,639	-3,689,353	-4,065,530	10.20%	25.11%	-3.11%
Net total loans and financial leases	66,739,040	74,727,617	85,394,012	14.27%	27.95%	65.28%
Accrued interest receivable on loans and financial leases	578,067	622,991	624,317	0.21%	8.00%	0.48%
Allowance for accrued interest losses	-54,026	-61,803	-63,745	3.14%	17.99%	-0.05%
Net total interest accrued	524,041	561,188	560,572	-0.11%	6.97%	0.43%
Customers' acceptances and derivatives	783,014	598,237	602,409	0.70%	-23.07%	0.46%
Accounts receivable, net	1,243,263	1,538,437	1,537,218	-0.08%	23.64%	1.18%
Premises and equipment, net	1,341,698	1,569,253	2,191,677	39.66%	63.35%	1.68%
Foreclosed assets, net	84,818	97,581	103,565	6.13%	22.10%	0.08%
Prepaid expenses and deferred charges, net	772,930	547,638	690,932	26.17%	-10.61%	0.53%
Goodwill	571,373	573,608	3,589,203	525.72%	528.17%	2.74%
Premises and equipment under operating leases, net	2,191,928	2,826,134	2,919,181	3.29%	33.18%	2.23%
Other assets	2,088,947	2,419,752	2,590,110	7.04%	23.99%	1.98%
Reappraisal of assets	851,920	978,694	1,422,926	45.39%	67.03%	1.09%
Total assets	97,916,380	113,668,336	130,816,241	15.09%	33.60%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	9,798,874	9,217,936	14,680,487	59.26%	49.82%	11.22%	12.41%
Checking accounts	8,820,458	8,502,923	13,617,057	60.15%	54.38%	10.41%	11.51%
Other	978,416	715,013	1,063,430	48.73%	8.69%	0.81%	0.90%
Interest bearing	54,359,846	62,795,570	71,876,092	14.46%	32.22%	54.94%	60.75%
Checking accounts	2,478,443	3,161,616	3,167,876	0.20%	27.82%	2.42%	2.68%
Time deposits	24,767,489	30,227,429	34,058,452	12.67%	37.51%	26.04%	28.78%
Savings deposits	27,113,914	29,406,525	34,649,764	17.83%	27.79%	26.49%	29.28%
Total deposits	64,158,720	72,013,506	86,556,579	20.19%	34.91%	66.17%	73.15%
Overnight funds and interbank borrowings	44,935	2,185,843	1,124,802	-48.54%	2403.18%	0.86%	0.95%
Bank acceptances outstanding and derivatives	625,632	455,051	464,514	2.08%	-25.75%	0.36%	0.39%
Other interbank borrowings	1,803,665	6,338,644	7,876,792	24.27%	336.71%	6.02%	6.66%
Borrowings from development and other domestic banks	3,467,843	3,984,814	4,631,300	16.22%	33.55%	3.54%	3.91%
Accounts payable	2,311,221	1,882,304	2,611,114	38.72%	12.98%	2.00%	2.21%
Accrued interest payable	523,655	561,695	610,511	8.69%	16.59%	0.47%	0.52%
Other liabilities	888,190	780,879	1,250,757	60.17%	40.82%	0.96%	1.06%
Long-term debt	12,059,219	12,331,172	12,328,275	-0.02%	2.23%	9.42%	10.42%
Accrued expenses	344,951	1,057,542	423,303	-59.97%	22.71%	0.32%	0.36%
Minority interest	81,394	77,199	445,448	477.01%	447.27%	0.34%	0.38%
Total liabilities	86,309,425	101,668,649	118,323,395	16.38%	37.09%	90.45%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	425,914	425,914	425,914	0.00%	0.00%	0.33%
Retained earnings	10,250,192	10,748,889	11,253,148	4.69%	9.78%	8.60%
Appropiated	8,548,146	9,820,186	9,802,509	-0.18%	14.67%	7.49%
Unappropiated	1,702,046	928,703	1,450,639	56.20%	-14.77%	1.11%
Reappraisal of assets	894,206	829,433	853,454	2.90%	-4.56%	0.65%
Gross unrealized net gain on investments	36,643	-4,549	-39,670	772.06%	-208.26%	-0.03%
Total shareholder's equity	11,606,955	11,999,687	12,492,846	4.11%	7.63%	9.55%

11

4Q13

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-12	Dec-13	Dic-13/Dic-12	4Q12	3Q13	4Q13	4Q13/3Q13	4Q13/4Q12
Interest income and expenses
Interest on loans	6,047,906	6,730,380	11.28%	1,603,351	1,661,695	1,821,119	9.59%	13.58%
Interest on investment securities	759,513	489,528	-35.55%	202,004	95,030	99,396	4.59%	-50.80%
Overnight funds and interbank loans	24,178	26,900	11.26%	6,163	6,375	8,970	40.71%	45.55%
Financial leases	830,286	883,876	6.45%	222,690	216,028	222,198	2.86%	-0.22%
Total interest income	7,661,883	8,130,684	6.12%	2,034,208	1,979,128	2,151,683	8.72%	5.77%
Interest expense
Checking accounts	24,931	29,403	17.94%	6,244	7,377	7,119	-3.50%	14.01%
Time deposits	1,117,435	1,330,439	19.06%	324,736	319,342	357,034	11.80%	9.95%
Savings deposits	659,355	642,616	-2.54%	169,576	151,586	142,083	-6.27%	-16.21%
Total interest on deposits	1,801,721	2,002,458	11.14%	500,556	478,305	506,236	5.84%	1.13%
Interbank borrowings	50,209	77,995	55.34%	9,025	22,887	31,494	37.61%	248.96%
Borrowings from development and other domestic banks	220,096	223,193	1.41%	58,658	55,717	58,437	4.88%	-0.38%
Overnight funds	97,620	61,104	-37.41%	28,592	9,965	19,113	91.80%	-33.15%
Long-term debt	725,214	757,376	4.43%	197,289	192,054	187,857	-2.19%	-4.78%
Total interest expense	2,894,860	3,122,126	7.85%	794,120	758,928	803,137	5.83%	1.14%
Net interest income	4,767,023	5,008,558	5.07%	1,240,088	1,220,200	1,348,546	10.52%	8.75%
Provisions for loans and accrued interest losses and other receivables , net	(1,240,339)	(1,394,075)	12.39%	(356,609)	(326,879)	(327,858)	0.30%	-8.06%
Recovery of charged-off loans	167,819	231,396	37.88%	44,195	52,279	69,412	32.77%	57.06%
Provision for foreclosed assets and other assets	(118,961)	(152,802)	28.45%	(42,862)	(32,281)	(37,347)	15.69%	-12.87%
Recovery of provisions for foreclosed assets and other assets	80,608	84,881	5.30%	20,599	17,648	22,874	29.61%	11.04%
Total net provisions	(1,110,873)	(1,230,600)	10.78%	(334,677)	(289,233)	(272,919)	-5.64%	-18.45%
Net interest income after provision for loans
and accrued interest losses	3,656,150	3,777,958	3.33%	905,411	930,967	1,075,627	15.54%	18.80%
Commissions from banking services	449,452	469,896	4.55%	124,317	123,366	104,963	-14.92%	-15.57%
Electronic services and ATM fees	73,887	87,516	18.45%	19,608	19,243	29,571	53.67%	50.81%
Branch network services	126,356	135,474	7.22%	34,098	34,696	38,628	11.33%	13.29%
Collections and payments fees	256,503	283,788	10.64%	70,415	71,232	77,784	9.20%	10.47%
Credit card merchant fees	9,684	8,295	-14.34%	3,248	2,490	2,697	8.31%	-16.96%
Credit and debit card fees	654,900	731,095	11.63%	160,488	170,889	225,767	32.11%	40.68%
Checking fees	72,636	70,261	-3.27%	17,860	17,577	17,653	0.43%	-1.16%
Trust activities	208,583	207,994	-0.28%	54,859	46,730	49,046	4.96%	-10.60%
Brokerage fees	63,631	62,615	-1.60%	18,148	11,651	12,878	10.53%	-29.04%
Check remittances	22,120	44,368	100.58%	5,766	5,618	28,341	404.47%	391.52%
International wire transfers	71,932	62,921	-12.53%	24,109	19,901	17,253	-13.31%	-28.44%
Fees and other service income	2,009,684	2,164,223	7.69%	532,916	523,393	604,581	15.51%	13.45%
Fees and other service expenses	(202,644)	(247,867)	22.32%	(38,437)	(62,853)	(79,563)	26.59%	107.00%
Total fees and income from services, net	1,807,040	1,916,356	6.05%	494,479	460,540	525,018	14.00%	6.18%
Other operating income
Foreign exchange gain (loss), net	103,953	94,595	-9.00%	24,578	25,989	62,889	141.98%	155.88%
Gains on forward contracts in foreign currency	58,902	27,320	-53.62%	14,968	23,802	7,613	-68.02%	-49.14%
Gains on sales of investments in equity securities	82,187	3,780	-95.40%	(2,176)	(3,205)	4,916	253.39%	325.92%
Gains on sales of mortgage loans	43,146	31,593	-26.78%	7,691	5,703	5,758	0.96%	-25.13%
Dividend income	47,610	63,007	32.34%	1,750	7,303	8,402	15.05%	380.11%
Income from non-financial subsidiaries	147,304	143,893	-2.32%	36,598	34,349	36,605	6.57%	0.02%
Insurance income	-	10,164	0.00%	-	-	10,164	0.00%	0.00%
Communication, postage, rent and others	349,995	465,773	33.08%	112,842	123,231	121,443	-1.45%	7.62%
Total other operating income	833,097	840,125	0.84%	196,251	217,172	257,790	18.70%	31.36%
Total income	6,296,287	6,534,439	3.78%	1,596,141	1,608,679	1,858,435	15.53%	16.43%
Operating expenses
Salaries and employee benefits	1,394,027	1,467,780	5.29%	360,405	370,876	367,606	-0.88%	2.00%
Bonus plan payments	204,201	154,550	-24.31%	34,549	22,877	16,730	-26.87%	-51.58%
Indemnities benefits	39,452	33,965	-13.91%	9,827	9,250	8,395	-9.24%	-14.57%
Administrative and other expenses	2,040,223	2,327,908	14.10%	528,454	577,173	659,745	14.31%	24.84%
Insurance on deposits, net	105,675	135,816	28.52%	29,311	48,446	34,462	-28.87%	17.57%
Donation expenses	13,512	11,525	-14.71%	2,433	3,807	1,545	-59.42%	-36.50%
Depreciation	319,602	428,856	34.18%	89,999	111,073	118,886	7.03%	32.10%
Total operating expenses	4,116,692	4,560,400	10.78%	1,054,978	1,143,502	1,207,369	5.59%	14.44%
Net operating income	2,179,595	1,974,039	-9.43%	541,163	465,177	651,066	39.96%	20.31%
Goodwill amortization (1)	45,690	78,880	72.64%	11,165	12,745	38,335	200.78%	243.35%
Non-operating income (expense)
Other income	148,751	233,721	57.12%	42,892	48,712	99,878	105.04%	132.86%
Minority interest	(5,723)	(17,364)	203.41%	(701)	(4,901)	(9,981)	103.65%	1323.82%
Other expense	(107,813)	(179,294)	66.30%	(36,056)	(48,498)	(69,836)	44.00%	93.69%
Total non-operating income	35,215	37,063	5.25%	6,135	(4,687)	20,061	528.01%	226.99%
Income before income taxes	2,169,120	1,932,222	-10.92%	536,133	447,745	632,792	41.33%	18.03%
Income tax expense	(467,074)	(417,095)	-10.70%	(68,371)	(123,820)	(144,052)	16.34%	110.69%
Net income	1,702,046	1,515,127	-10.98%	467,762	323,925	488,740	50.88%	4.48%

12